Exhibit 4

                            AMENDMENT

                               TO

                RESEARCH FRONTIERS INCORPORATED

                     1998 STOCK OPTION PLAN

     WHEREAS, Research Frontiers Incorporated, a Delaware corporation (the "Company") desires to amend the Company's 1998 Stock Option Plan (the "Plan") to increase the number of shares of the Company's common stock which may be subject to options granted under the Plan.

    NOW, THEREFORE, effective immediately the Plan is hereby amended as follows:

     1. The first sentence of Paragraph 5 of the Plan is amended to provide as follows:

    5. Stock. The maximum number of shares of Common Stock reserved for the grant of awards under the Plan shall be 2,285,000 shares, subject to adjustment as provided in Section 11 hereof. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company. For purposes of this Section 5, where the exercise price of an Option is paid in Common Stock pursuant to Section 6(d) of the Plan, only the net number of additional shares issued and which remain outstanding in connection with such exercise shall be deemed "issued" for purposes of the Plan.

     2. This Amendment to the Plan has been adopted by Board of Directors of the Company and become effective upon approval by the affirmative vote of the holders of a majority of the shares of the Company's Common Stock present, or represented, and entitled to vote at the Annual Meeting of Stockholders of the Corporation held on June 12, 2003.

          IN WITNESS WHEREOF, the Company has caused this Amendment to be executed effective as of the 12th day of June, 2003.


                                            RESEARCH FRONTIERS INCORPORATED


                                            By: /s/ Robert L. Saxe
                                                    Robert L. Saxe, Chairman

ATTEST:   /s/ Joseph M. Harary
              Joseph M. Harary,
              Assistant Secretary